Exhibit 4.3

ECOARK HOLDINGS, INC.

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF DESIGNATIONS OF RIGHTS, PREFERENCES AND LIMITATIONS

OF

SERIES B CONVERTIBLE PREFERRED STOCK

March 7, 2023

Pursuant to Section 78.1955 of the Nevada Revised Statutes (the “NRS”) and Article IV of the Articles of Incorporation, as amended (the “Articles”) of Ecoark Holdings, Inc. (the “Corporation”):

WHEREAS, on March 6, 2023, following the approval of the Board of Directors of the Corporation (the “Board”), the Corporation filed with the Secretary of State of the State of Nevada, the Certificate of Designation of the Rights, Preferences and Limitations of Series B Convertible Preferred Stock (as amended, the “Certificate”); and

WHEREAS, it is the desire of the Board to amend the Certificate; and

WHEREAS, the Board, pursuant to the authority conferred upon it by Article IV of the Articles and in accordance with Section 78.1955 of the NRS, adopted the following resolutions:

RESOLVED, that that the Certificate be amended as follows:

Section 5 of the Certificate is amended to read in its entirety as follows:

Section 5. Voting Rights.

(a) Voting Generally. Each Holder shall be entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with the number of votes that each Holder shall be entitled to vote to be determined by dividing the Stated Value by $0.330066 (the “Voting Formula”) with respect to any and all matters presented to the shareholders of the Corporation for their action or consideration (whether at a meeting of shareholders of the Corporation, by written action of shareholders in lieu of a meeting or otherwise), except as provided by law or by the provisions of Section 5(b) and 5(c) below. In any such vote, (i) in the case of the election of directors, the Series B Preferred Stock shall be entitled to vote at the Voting Formula together with the Common Stock, and (ii) in all other cases, the Series B Preferred Stock shall be entitled to vote at the Voting Formula together with the Common Stock, subject in each case to the provisions of the NRS and the Rules of the Principal Market. Each holder of outstanding shares of Series B Preferred Stock shall be entitled to notice of all shareholder meetings (or requests for written consent) in accordance with the Corporation’s Bylaws. For avoidance of doubt, in order to comply with the Rules of the Principal Market, the Series B Preferred Stock shall only have total voting power equal to up to 19.9% of outstanding Common Stock on an as converted basis as of the applicable record date, such that no Holder or group within the meaning of the Exchange Act shall be entitled to vote more than 19.9% of the outstanding Common Stock on an as converted basis, taking into account other securities of the Corporation beneficially owned by such Holder or group.

(b) Protective Provisions. Without limiting the foregoing, for so long as at least 25% of the shares of Series B Preferred Stock issued to the Holder on the Issuance Date remain outstanding, consent of the Majority Holders shall be required for any action that: (i) alters or changes the rights, preferences or privileges of the Series B Preferred Stock, (ii) creates (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or pari passu with the Series B Preferred Stock, (iii) results in the redemption or repurchase of any shares of Common Stock (other than pursuant to agreements with service providers giving the Corporation the right to repurchase shares upon the cessation and/or termination of services or other instruments or securities outstanding as of the date this Certificate is first filed with the Nevada Secretary of State), (iv) results in any Fundamental Transaction or any other merger, other corporate reorganization, sale of control, or any transaction in which all or substantially all of the assets of the Corporation are sold, (v) amends or waives any provision of the Corporation’s Articles or Bylaws relative to the Series B Preferred Stock, (vi) increases the number of directors who may serve on the Corporation’s Board, (vii) results in the payment or declaration of any dividend on any shares of Common or Preferred Stock, other than spin-offs or dividends of common stock of any Subsidiary, or (viii) enters into any transaction that contemplates any of the foregoing. Holders shall be entitled to written notice of all shareholder meetings or written consents (and copies of proxy materials and other information sent to shareholder) with respect to which they would be entitled to vote, which notice shall be provided pursuant to the Corporation’s Bylaws and the NRS.

(c) Election of Directors. Provided that Shareholder Approval shall have been obtained, for so long as the Majority Holder shall continue to hold at least 25% of the shares of Series B Preferred Stock issued to it on the Issuance Date, the Holders shall be entitled to elect a number of directors to the Corporation’s Board equal to at least a majority of the Board. For so long as the Holders shall continue to hold 25% of the shares of Series B Preferred Stock issued on the Issuance Date, any Series B Director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the Holder, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of the Holder. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series B Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding voting power of the shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 5(c), a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 5(c). Notwithstanding anything to the contrary, this Section 5(c) and the voting rights provided hereunder shall not apply and shall be of no force and effect if and at any time when the Holder(s) of the Series B Preferred Stock beneficially own, as defined by Section 13(d) under the Exchange Act, less than 25% of the Corporation’s Common Stock.

(d) Notwithstanding anything to the contrary, if the voting rights provided by this Section 5 would otherwise cause the issuance of the Series B Preferred Stock to be a transaction other than a public offering at below the Minimum Price as that term is defined under Nasdaq Rule 5635 and the accompanying instructions thereto, then the voting rights granted to the Holder(s) under this Section 5 shall be reduced proportionately as necessary to comply with such Nasdaq Rule. For the avoidance of doubt, the Voting Formula set forth above and the use of $0.33006 thereunder, which number is the average Nasdaq Official Closing Price of the Common Stock (as reflected on Nasdaq.com) for the five Trading Days immediately preceding February 8, 2023, the date that the Share Exchange Agreement was originally signed by the Corporation, is designed to comply with Nasdaq Rules, including Rule 5635.